News Release

FAIRFAX AND NORTHBRIDGE ANNOUNCE SUCCESSFUL OFFER AND

INTENTION TO PROCEED WITH SUBSEQUENT ACQUISITION TRANSACTION FOR NORTHBRIDGE

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

TORONTO, Ontario, January 13, 2009 – Fairfax Financial Holdings Limited (TSX and NYSE: FFH) and Northbridge Financial Corporation (TSX: NB) announced that 11,754,097 common shares of Northbridge were validly deposited to FFHL Group Ltd.’s offer (the “Offer”) to acquire all of the outstanding common shares of Northbridge, other than those shares already held by Fairfax and its affiliates, for $39.00 in cash per common share, as of 5:00 p.m. (Toronto time) on January 13, 2009, the expiry time for the Offer.  The shares deposited to the Offer represent approximately 66.8% of the outstanding shares of Northbridge not already owned by Fairfax or its affiliates.

As the minimum deposit condition under the Offer has been met, Fairfax has taken up and accepted for payment all of the shares validly deposited.  Fairfax and its affiliates now own 41,865,403 shares of Northbridge or approximately 87.8% of the outstanding shares of Northbridge. Payment will be made on or before January 16, 2009 to CIBC Mellon Trust Company, as depository, for payment to Northbridge shareholders who have validly deposited their shares under the Offer.

Northbridge also announced today that it plans to convene a shareholders’ meeting of Northbridge as soon as practicable to approve a Subsequent Acquisition Transaction as described in the Take-Over Bid Circular dated December 8, 2008 to enable Fairfax to acquire the remainder of the shares not tendered to the Offer.

About Northbridge

Northbridge is the largest commercial property and casualty insurance group in Canada, providing property, automobile, general liability and a wide range of other commercial insurance products to businesses primarily in Canada. Visit Northbridge's website at www.norfin.com for more information.

About Fairfax

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, please contact:

Fairfax Financial Holdings Limited Greg Taylor, Chief Financial Officer, at (416) 367-4941	Northbridge Financial Corporation Innes Dey, Vice President, Corporate Affairs, at (416) 350-4300